

MYCROFT AI

MYCROFT AI Inc.

ANNUAL REPORT

300 E 39th Street
Kansas City, MO 64111
(816) 287 -1992
www.mycroft.ai

This Annual Report is dated March 31st, 2019.

BUSINESS

Description of Business

Mycroft AI was incorporated on 1/29/2016. Mycroft AI provides a complete voice assistant software stack similar to Apple's Siri or Amazon's Alexa. . Voice is poised to be the next shift in human machine interaction and Mycroft is positioned to be the voice platform of choice globally. Incumbent competitors like Apple, Google, and Amazon provide proprietary solutions, but historically open solutions often become industry standards over closed ecosystems. This can be seen in embedded computing and servers (Linux), relational databases (MySQL), web content management (WordPress) and mobile operating systems (Android). Being the open alternative, Mycroft is available to both individual innovators who need a platform on which to build, and large enterprises that care about data privacy and vendor lock.

Previous Offerings

Between 6/11/2018 and 12/31/2018, we sold 611,273 shares of Non-Voting Common Stock in exchange for $1.57 per share under Regulation Crowdfunding.

As of 12/31/2018	
Offering	**Principal Raised**
StarPower Series	$340,000.00
Series Seed	1,848,985.94
Series A Inside Bridge	$17,811.65

MYCROFT AI

REGULATORY INFORMATION

The company has complied with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

In 2017, the Company shipped it's Mark I hardware device and has realized revenue of $156,202, as of December 31, 2018, through these sales. Presales for the Mark II hardware have shown a 297% increase from Mark 1 sales, but these devices have not yet shipped to realize this revenue. Recurring revenue from premium subscription sales also increased in 2018 to $12,164, up from $4,113 in 2017. Total expenses increased from $1,092,347 in 2017 to $1,864,791 in 2018, primarily due to increases in Advertising, Colocation Data Services, Research & Development, and Business Travel.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $296,013. *The Company intends to raise additional funds through an equity financing.*

Debt

Debt	Amount
Open Source Loan (RTC GmbH)	$900,000.00
Series A Inside Bridge	$17,811.65
Accrued Interest	$13,150.70

MYCROFT AI

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Joshua Montgomery	CEO & Director
Nate Tomasi	Chief Operating Officer
Derick Schweppe	Chief Design Officer
Steve Penrod	Chief Technical Officer
Kristie Adair	CFO & Director of Marketing

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

- Joshua Montgomery and Kristie Adair, JTWROS, 32.5% ownership, Voting Common Stock

MYCROFT AI

RELATED PARTY TRANSACTIONS

On August 22, 2018 Mycroft AI Inc. dissolved the related entity of Brass Cannon LLC. No other related party transactions as of 12/31/2018.

The Company is party to an agreement with Middlebrow Llc. Joshua Montgomery owns a 51% equity interest in Middlebrow, and Kris Adair, an officer of the Company, owns a 48% equity interest in Middlebrow. Joshua Montgomery and Kris Adair, JTWROS, hold a majority of the Voting Common Stock of the Company. Joshua and Kris receive a majority of their compensation from Mycroft through this Llc vehicle.

OUR SECURITIES

Our authorized capital stock consists of 23,000,000 shares of common stock, par value $0.00001 per share. As of December 31, 2018, 14,772,922 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws. (7,563,680 of which were Non-Voting Common Stock and 7,209,242 of which were Voting Common Stock) All investors and stakeholders of the company have been invited to Carta as Mycorft's investment portal.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matters, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.



If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MYCROFT AI

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 31, 2019.

Mycroft AI Inc.

By

Name   Joshua Montgomery

Title: Chief Executive Officer

MYCROFT AI

<u>Exhibit A</u>

FINANCIAL STATEMENTS

*Please find Financial Statements and Notes in the Dataroom folder named Financials

1. 2017 & 2018 Income Statement
2. 2017 & 2018 Balance Sheet
3. 2018 Statement of Cash Flows
4. 2017 Statement of Cash Flows
5. Statement of Owner's Equity
6. Accounting Notes

CERTIFICATION

     I, Joshua Montgomery, Principal Executive Officer of Mycroft AI Inc., hereby certify that the financial statements of Mycroft AI Inc. included in this Report are true and complete in all material respects.

_____
Principal Executive Officer



Mycroft AI, Inc
Profit & Loss
January 2017 through December 2018 (UNAUDITED)

	Jan - Dec 17	Jan - Dec 18
Ordinary Income/Expense		
Income	298,277.77	95,009.37
Cost of Goods Sold	188,804.35	70,855.05
Gross Profit	109,473.42	24,154.32
Expense		
Facilities	125,222.17	265,176.71
Personnel Expenses	1,057,379.12	1,090,350.08
Other Expenses	-90,254.16	509,264.27
Total Expense	1,092,347.13	1,864,791.06
Net Ordinary Income	-982,873.71	-1,840,636.74
Other Income/Expense		
Other Income	13,538.60	4,834.02
Other Expense	10,497.75	152,915.45
Net Other Income	3,040.85	-148,081.43
Net Income	**-979,832.86**	**-1,988,718.17**

5:09 PM
04/16/19
Accrual Basis

Mycroft AI, Inc
Balance Sheet
For the two years ended December 31 2017 2018 (UNAUDITED)

	Dec 31, 17	Dec 31, 18
ASSETS		
Current Assets	421,763.13	718,583.50
Fixed Assets	26,595.45	72,724.88
Other Assets	1,121,383.35	1,098,050.00
TOTAL ASSETS	1,569,741.93	1,889,358.38
LIABILITIES & EQUITY		
Liabilities	2,290,506.26	1,660,973.03
Equity		
Equity	273,142.72	3,211,010.57
Retained Earnings	-14,074.19	-993,907.05
Net Income	-979,832.86	-1,988,718.17
Total Equity	-720,764.33	228,385.35
TOTAL LIABILITIES & EQUITY	1,569,741.93	1,889,358.38

Mycroft AI, Inc
Statement of Cash Flows Reviewed
January through December 2018 (UNAUDITED)

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-1,988,718.17
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	43,601.15
Executive Reimbursement	4,577.82
Gesmer Escrow	-10,000.00
Accrued Receivable	-4,670.00
Investment Escrow Holdback	-46,497.44
Accrued Income	-972.49
Due from CWC	52,409.44
Employee Advance	7,819.34
Inventory:Add On Items	-20.00
Inventory:Device Components	17,152.42
Inventory:Mark Components	-2,769.80
Inventory:Mark II Components	-268,341.33
Inventory:Packaging	-16.52
Other Receivables	580.41
Prepaid Expense	-4,281.25
Prepaid Expense:Prepaid Expense- Travel	-8,144.26
Short Term Bond #2	141,577.48
Accounts Payable	-16,816.43
Accrued Payroll	-48.75
Deferred Revenue:Annual Premium Sales 19.99	-34.99
Deferred Revenue:Annual Premium Service	-854.40
Deferred Revenue:Kickstarter2	463,610.46
Payroll Liabilities:Federal Taxes (941/944)	-126,022.67
Payroll Liabilities:Federal Unemployment (940)	657.01
Payroll Liabilities:KCMO Withholding Tax	-2,235.16
Payroll Liabilities:KS Income Tax	-3,524.41
Payroll Liabilities:KS Unemployment Tax	119.27
Payroll Liabilities:MO Income Tax	218.00
Payroll Liabilities:MO Local Tax	1,525.30
Payroll Liabilities:MO Unemployment Tax	-936.41
Sales Tax Payable	50.25
Net cash provided by Operating Activities	-1,751,006.13
INVESTING ACTIVITIES	
Accumulated Depreciation	14,819.84
Computers	-49,889.47
Production Equipment	-9,416.00
Furniture and Equipment	-7,622.80
Vehicles	5,979.00
Premium Voices	-750.00
Premium Voices:Less Accumulated Amortization	24,083.35
Net cash provided by Investing Activities	-22,796.08
FINANCING ACTIVITIES	
Open Source Loan	900,000.00
Series Seed	-1,490,891.00
StarPower Convertable Series	-367,500.00
Accrued Interest	13,150.70
Star Power Equity	379,268.49
Series Seed Equity	1,958,020.02
StartEngine CF	747,820.56
Start Engine Costs:Fees	-47,178.74
Start Engine Costs:Marketing	-100,062.48
Net cash provided by Financing Activities	1,992,627.55
Net cash increase for period	218,825.34
Cash at beginning of period	129,643.32
Cash at end of period	**348,468.66**

Mycroft AI, Inc
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-979,832.86
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-43,601.15
Due from CWC	-52,409.44
Employee Advance	-7,819.34
Inventory	5,825.20
Inventory:Add On Items	-1,494.00
Inventory:Device Components	-42,640.59
Inventory:Packaging	-997.40
Other Receivables	-2,993.52
Prepaid Expense:Prepaid Expense - API	-1,000.00
Short Term Bond #1 10% (deleted	19,539.00
Short Term Bond #2	-141,577.48
Accounts Payable	70,532.61
Accrued Payroll	-3,714.18
Deferred Revenue:Annual Premium Sales 19.99	294.83
Deferred Revenue:Annual Premium Service	1,631.76
Deferred Revenue:Basic 3-Pak	-5,482.00
Deferred Revenue:Basic 5-Pak	-499.00
Deferred Revenue:Basic Early Bird	-24,354.00
Deferred Revenue:Basic Regular	-774.00
Deferred Revenue:Extendable 3-Pak	-16,398.00
Deferred Revenue:Extendable 5-Pak	-5,235.00
Deferred Revenue:Extendable Early Bird	-31,605.00
Deferred Revenue:Extendable Regular Price	-56,225.00
Deferred Revenue:Half Price	-3,920.00
Deferred Revenue:Hardware Dev	-2,540.00
Deferred Revenue:Shipping and Delivery Inco{120}	-14,652.00
Deferred Revenue:Sticker	-10.00
Other Current Liabilities	-62.19
Payroll Liabilities:Federal Taxes (941/944)	125,059.49
Payroll Liabilities:Federal Unemployment (940)	-113.60
Payroll Liabilities:KCMO Withholding Tax	2,235.16
Payroll Liabilities:KS Income Tax	-976.59
Payroll Liabilities:KS Unemployment Tax	-1,141.14
Payroll Liabilities:MO Income Tax	864.00
Payroll Liabilities:MO Unemployment Tax	533.59
Net cash provided by Operating Activities	-1,215,551.84
INVESTING ACTIVITIES	
Accumulated Depreciation	29,330.45
Computers	-13,905.00
Furniture and Equipment	-1,629.38
Decor	-2,144.67
Trade Show Assets	-2,102.84
Vehicles	-5,979.00
Patent & Trademark Fees	-42,310.90
Deposits	-1,185.00
Premium Voices	-25,000.00
Premium Voices:Less Accumulated Amortization	1,666.65
Start Up Costs	-527,535.56
Start Up Costs:Accum Amort - Startup Costs	43,282.00
Net cash provided by Investing Activities	-547,513.25
FINANCING ACTIVITIES	
Series Seed	1,630,377.35
StarPower Convertable Series	7,195.73
500 Startups Equity	150,000.00
Jaguar Land Rover Equity	110,000.00
Treasury Stock	-13,000.00
Net cash provided by Financing Activities	1,884,573.08
Net cash increase for period	121,507.99

Mycroft AI, Inc
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
Cash at beginning of period	8,135.33
Cash at end of period	129,643.32

Mycroft AI, Inc

Statement of Owner's Equity(Deficit)

For the years ended Dec. 31, 2017 2018 (UNAUDITED)

	Star Power Equity	Series Seed Equity	StartEngine CF	500 Startups Equity	Founder Equity	Jaguar Land Rover Equity	Techstars Equity	Treasury Stock	Accumlated Income (Deficit)	Total Equity (Deficit)
December 31, 2016					6,143		20,000		(14,074)	12,069
Cash Contributions				150,000		110,000				260,000
Stock Buy-Back								(13,000)		(13,000)
Net Loss									(979,833)	(979,833)
December 31, 2017	$ -	$ -	$ -	$ 150,000	$ 6,143	$ 110,000	$ 20,000	$ (13,000)	$ (993,907)	$ (720,764)
Note Conversion	379,268	1,958,020								2,337,289
Start Engine CF			747,821							747,821
Net Loss									(1,988,718)	(1,988,718)
December 31, 2018	$ 379,268	$ 1,958,020	$ 747,821	$ 150,000	$ 6,143	$ 110,000	$ 20,000	$ (13,000)	$ (2,982,625)	$ 375,627

Note 1 - Industry Operations

Mycroft AI Inc. (the "Company") was incorporated in 2015 as a Kansas Limited Liability Corporation Mycroft, LLC. All of the issued and outstanding stock in the Company was acquired by Mycroft AI Inc., a Delaware C-corporation at midnight on February 28, 2016.

The Company develops voice assistant software using an open source model and sells hardware reference devices to consumers and businesses globally. On a fully diluted basis the company is owned by Joshua Montgomery and Kristie Adair (JTWROS) who own 32.5%. Through an options plan the employees collectively have rights to 19.91% (with another 3.52% available for issuance), while AX-RN-Funds hold 4.52%, Missouri Technology Corporation holds 4.01%, PBTS Holdings II, LLC holds 3.85%, InMotion Venture Limited has warrants for 2.11% and employees own another 1.39%.

In addition to equity owners, the company has a KISS-A instrument outstanding with 500 Startups that will convert at 6% of fully diluted capitalization on the Next Qualified Round and Series A instruments that will convert in the event of an arms-length equity financing transaction of at least $1,000,000.

The Company is primarily involved in the development of software and electronics that convert human speech to machine readable form, processes it, and responds using speech synthesis technology. The company has shipped products to 56 countries and 38 states over the past three years. Most of the company's revenue, 74%, comes from the sale of smart speakers, while 13% comes from the sale of recurring memberships and 13% comes from software licensing, merchandise sales and other sources.

Since its inception the Company has participated in numerous startup accelerator programs and maintains close ties with Techstars, Sprint Accelerator, 500 Startups, Mass Challenge and PlugnPlay Ventures.

The Company works with Mozilla Corporation on speech recognition technology, was paid by Jaguar Land Rover for participating in idea sessions surrounding voice in Jaguar's product line and has a contract with Hewlett Packard to test voice technology.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of the purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

Fixed Assets - Fixed assets are recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset to prepare the asset for its intended use.

Depreciation commences when the assets are available for use and is expensed on a modified accelerated tax basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. Depreciation methods, useful lives, and residual values are reviewed at each financial year end and are adjusted if appropriate. Estimated useful lives are five years for furniture, computer hardware and software.

Note 3 - Income Taxes

Management believes the Company has no material unrecognized income tax benefits or significant tax positions.

Note 4 - Commitments and Contingencies

As of December 31, 2018, there were no commitments or contingencies related to legal actions.

Note 5 - Long-Term Notes Payable

On October 5, 2018, the Company accepted a short-term note for $900,000 from RTC GmbH, with payment due at the end of the year. On December 28, 2018 that note was converted to a 5-year loan at 3.07% simple interest, with the balance due in full on December 31, 2023. RTC GmbH is owned by an investor sympathetic to the open source philosophy and provides advantageous financial terms to several major open source initiatives like the one operated by Mycroft AI Inc.

Note 6 - Subsequent Events

The Company has evaluated subsequent events through **March 28, 2019,** the date the financial statements issued. No substantive changes have occurred to the operations or ownership structure of the Company to date.

Note 7 – Owners' Equity (Deficit)

The company has the following shares outstanding:

Common Voting Shares
There were 7,209,242 in common voting shares issued as of December 31, 2018 and 7,208,041 as of December 31, 2017. 6,445,715 of these shares are owned by the owners of the company.

Non-Voting Common Shares
There were 7,538,400 non-voting common shares issued as of December 31, 2018 and 458,728 as of December 31, 2017.

Note 8 – Subsidiary

Brass Cannon LLC, a Nevada company, was created in May 2018 with the sole purpose to conduct R&D and fundraising for alternative technologies regarding privacy and user agency and was a wholly owned subsidiary of Mycroft AI Inc.
Brass Cannon LLC was dissolved on August 22, 2018.